UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Fred’s, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

356108100

(CUSIP Number)

Heath freeman

alden global capital llc

885 Third Avenue, 34th Floor

New York, NY 10022

(212) 888-5500

andrew freedman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 356108100

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 356108100

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 356108100

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		231,617*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,275,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

231,617*
	10	SHARED DISPOSITIVE POWER

9,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,506,617*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.5%
14	TYPE OF REPORTING PERSON

IN

____________________

* Represents restricted stock units that have not yet vested, which were granted to Mr. Freedman as compensation for his service on the Board of Directors of the Issuer.

4

CUSIP No. 356108100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The 231,617 Shares reported owned by Mr. Freeman represent restricted stock units (“RSUs”) that have not yet vested, which were granted to Mr. Freeman as compensation for his service on the Board of Directors of the Issuer (the “Board”). The RSUs vest as follows: (i) 59,028 RSUs vests upon the retirement of Mr. Freeman from the Board and (ii) 172,589 RSUs vests six (6) months following the retirement of Mr. Freeman from the Board.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 10, 2018, the Issuer and the Reporting Persons entered into an amendment (the “Amendment”) to the Amended and Restated Cooperation Agreement, dated as of August 11, 2017, between the Issuer and the Reporting Persons (the “Cooperation Agreement”). The Amendment, among other things:

•	Extends the “Cooperation Period” under the Cooperation Agreement until September 1, 2019;
•	Deletes the Reporting Persons’ “top up” option that would otherwise arise in connection with certain equity offerings;
•	Provides a consent, pursuant to Section 3 of the Cooperation Agreement, for the Reporting Persons to acquire no more than 3,725,000 additional shares of the Issuer’s common stock, which would result in the Reporting Persons owning no more than 13,000,000 shares of the Issuer’s common stock (excluding shares of Common Stock issued to Mr. Freeman as compensation for his services on the Board) (the “Alden Ownership Limit”); and
•	Provides an exemption, pursuant to Section 25 of the Amended & Restated Rights Agreement, dated as of September 18, 2017 (the “Rights Agreement”), by and between the Issuer and American Stock Transfer & Trust Company, LLC, as rights agent, so long as the Reporting Persons’ ownership of the Issuer’s common stock (excluding shares of Common Stock issued to Mr. Freeman as compensation for his services on the Board) remains at or below the Alden Ownership Limit.

The foregoing description of the Amendment does not purport to describe all of the terms and provisions thereof and is qualified in its entirety by reference to the Amendment, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,260,158 Shares outstanding as of September 7, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 18, 2018.

5

CUSIP No. 356108100

A.	Opportunities
(a)	As of the close of business on October 12, 2018, Opportunities beneficially owned 9,275,000 Shares.

Percentage: Approximately 24.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,275,000

(c)	Opportunities has not entered into any transactions in the Shares during the past 60 days.
B.	Alden
(a)	Alden, as the investment manager of Opportunities, may be deemed the beneficial owner of the 9,275,000 Shares owned by Opportunities.

Percentage: 24.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,275,000

(c)	Alden has not entered into any transactions in the Shares during the past 60 days.

C.	Mr. Freeman
(a)	As of the close of business on October 12, 2018, Mr. Freeman beneficially owned 231,617 Shares underlying RSUs which have not yet vested. Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 9,275,000 Shares owned by Opportunities.

Percentage: Approximately 25.5%

(b)	1. Sole power to vote or direct vote: 231,617
2. Shared power to vote or direct vote: 9,275,000
3. Sole power to dispose or direct the disposition: 231,617
4. Shared power to dispose or direct the disposition: 9,275,000

(c)	The transaction in the Shares by Mr. Freeman during the past 60 days is set forth in Schedule A and is incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

6

CUSIP No. 356108100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 10, 2018, the Reporting Persons and the Issuer entered into the Amendment defined and described in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Amendment No. 1 to the Amended and Restated Cooperation Agreement, dated October 10, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2018).

7

CUSIP No. 356108100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

Strategic Investment Opportunities LLC

By:	Alden Global Capital LLC Investment Manager

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

8

CUSIP No. 356108100

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

HEATH FREEMAN

172,589*	--	09/24/2018

____________________

*Represents RSUs awarded to Mr. Freeman that vest six (6) months following his retirement from the Board of Directors of the Issuer.